China Packaging Group Inc.
No. 2 Beitang Road
Xiaoshan Economic and
Technological Development Zone
Hangzhou, Zhejiang Province 311215
People’s Republic of China

May 9, 2011

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attn:	Tia L. Jenkins
Raquel Howard

Re:	China Shengda Packaging Group Inc.
Item 4.01 Form 8-K/A
Filed April 28, 2011
File No.: 1-34997

Ladies and Gentlemen:

China Shengda Packaging Group Inc. (the “Company”) hereby responds to the comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated May 3, 2011, with respect to the above referenced Current Report on Form 8-K/A.

For the Staff’s convenience, the comment is included herein and followed by our response.

Form 8-K/A filed April 28, 2011

1.

Please tell us specifically and revise to state whether you actually engaged PwC as your independent accountant. If so, please revise to provide all of the information required to be disclosed by Item 304 of Regulation S-K. If you did not actually engage PwC as your independent accountant, please tell us the events and circumstances transpiring between November 1, 2010 and April 28, 2011 that resulted in PwC not being engaged as your independent accountant.

Response: The Company never engaged PricewaterhouseCoopers Zhong Tian CPAs (“PwC”) as its independent accountant. On November 1, 2010, the Company’s board of directors (the “Board”) voted to engage PwC as its independent accountant for fiscal year 2011; however, PwC never accepted such engagement as it remained subject to PwC’s internal client acceptance review procedures. We disclosed the Board’s vote to engage PwC in a Current Report on Form 8-K (the “Initial Current Report”) filed with the Commission on November 17, 2010 pursuant to a comment from the Staff in a letter dated November 15, 2010 regarding the Company’s Registration Statement on Form S-1 (333-168370) and following discussions with the Staff and the Staff’s consultation with the Office of Chief Accountant.

May 9, 2011

As disclosed in the Initial Current Report, the Company’s then current independent accountant, Bernstein & Pinchuk LLP (“B&P”), was to continue to serve as the Company’s independent accountant for the fiscal year ended December 31, 2010 and through the completion of its audit procedures for such fiscal year. The Company filed its Annual Report on Form 10-K for the year ended December 31, 2010 on March 28, 2011 and Amendment No. 1 to the Annual Report on Form 10-K on April 4, 2011 (together, the “10-K”).

The Company and PwC had limited discussions during the period between the filing of the Initial Current Report and the 10-K. After completing the 10-K, the Company resumed discussions with PwC in order to engage them as its independent accountant for the fiscal year ending December 31, 2011. However, because of the highly publicized problems of Chinese reverse merger fraud in recent months, it became very difficult to get PwC or any of the big four auditors to accept a Chinese reverse merger company. By April 22, 2011, we still hadn’t been informed by PwC that PwC intended to become our independent accountant for the fiscal year ended December 31, 2011. The Company ultimately decided to keep B&P, and its successor, Marcum Bernstein & Pinchuk LLP, as its independent accountant.

Per the Staff’s request, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss the Company’s response to the Staff’s comment or if you would like to discuss any other matters, please contact Fang Liu of Pillsbury Winthrop Shaw Pittman LLP, our special securities counsel, at (202) 663-8346.

Sincerely,

China Shengda Packaging Group Inc.

By: /s/ Thomas Jiayao Wu
       Thomas Jiayao Wu
        Chief Financial Officer

cc:      Woon-Wah Siu, Esq., Pillsbury Winthrop Shaw Pittman LLP